Filed by Associated Banc-Corp
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: State Financial Services CorporationCommission
File Number of Subject Company: 000-018166

Certain matters discussed in this document are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “believes,” “anticipates,” or “expects,” or words of similar import. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, among others, Associated Banc-Corp’s (“Associated”) ability to complete the merger in a timely manner or at all, the failure of State Financial Service Corporation’s (“State Financial”) shareholders to approve the merger, the risk that the business of State Financial will not be integrated successfully into Associated, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Associated and State Financial with the Securities and Exchange Commission (the “SEC”). Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

This document may be deemed to be solicitation material in respect of the proposed acquisition of State Financial by Associated. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of State Financial are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, shareholders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Associated Banc-Corp, Attn: Corporate Secretary, 1200 Hansen Road, Green Bay, WI 54304 or from State Financial Services Corporation, Attn.: Corporate Secretary, 815 North Water Street, Milwaukee, WI 53202.

Associated and State Financial and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Associated’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 16, 2005, and information regarding State Financial’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 25, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following is a transcript of a conference call and webcast regarding Associated Banc-Corp’s First Quarter 2005 Earnings conducted on April 21, 2005.

ASSOCIATED BANC-CORP

Moderator: Paul Beideman

April 21, 2005

3:00 pm CT

Operator:

Good afternoon. My name is Patrice, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Associated Banc-Corp First Quarter Earnings conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad. If you would like to withdrawal your question, press star and the number two on your telephone keypad. Thank you.

I would now like to introduce to you President and CEO, Mr. Paul Beideman. Please go ahead.

Paul Beideman:

Thank you and good afternoon everybody. As you can tell from our press release, our earnings for the first quarter at 59 cents a share, up 11% over a year ago, and the net income was 77 and a half million, which is up 30% over that period, largely as a result of the significant contribution at First Federal being in the quarter for the full term brings to the table.

The press release is a little thicker that it usually is, and I think there are several components of the first quarter performance that require a little clarification, so that you can get as clear a picture as possible regarding our prospects going forward.

So, if I can, I’ll make a few comments about the performance in the first quarter and then we can open it up for your questions.

First of all, the lion’s share of our activity in the first quarter was really dominated by focusing on a successful integration of First Federal. The systems conversion, as you’ll recall, did occur in mid-February, and much of our time during the quarter was spent on training, communication with customers, and supporting a successful transition of employees and customers to a whole set of new operating platforms. And, we had hundreds of Associated retail people in First Federal branches before, during, and after the conversion to assure smooth transition and also to help customers through their questions in terms of how things changed. And our business bankers spent a significant amount of their time calling on customers that we wish to retain to establish new working relationships with new people.

We think the integration has been very successful in the sense that we have retained really a lion’s share of First Federal’s customers and balances, and we feel good about and, as a result, our prospects, now that the dust is clearing, and we can sell our broader product line to First Federal customers and have this enhanced market position we’ve talked about before.

If you look at our fee income in the quarter, we think it was quite strong and that’s reflecting certainly the positive leverage of bringing First Federal’s customer base into our fee structure, some minor pricing changes that we’ve made, but also some sales successes, especially in areas around brokerage, insurance, and wealth management.

Our asset quality in the quarter we think was incredibly strong, with only $2.2 million of charge offs, which is about six basis points. And, with non-performing loans, even after bringing in a, you know, $3 billion plus or minus loan portfolio from First Federal, decreasing down to .74% of total loans from .83.

We did experience a non-recurring $4 million gain as a result of a sale of the Pulse ATM network. And we also experienced $3 million of non-recurring expenses that are specifically attributable to the First Federal integration.

A second on deposits, if I can. You can see that they were down in the first quarter, and the decline is really a result of a couple of specific things. First, seasonal trends, most notably escrow deposits, which are disbursed at the end of the year, and then, as you know, rebuilt through the year. The absolute dollar decrease was slightly larger than we would have seen in past periods because of First Federal’s escrow balances coming in. But, the other components of seasonal flows really compare very favorably to what we’ve seen in first quarters before.

The second factor impacting deposit flows relates to municipal and institutional deposits. And, we experienced a significant increase in municipal and institutional deposits in the fourth quarter of ‘04 and withdrawals then in the first quarter of ‘05 to the tune of about $300 million.

And, I guess my point is this, if you compare third quarter ‘04 balances to first quarter ‘05 balances, in terms of municipal and institutional deposits, the first quarter ‘05 balances are higher than the third quarter in ‘04. But, there was a significant spike up of those deposits in the fourth quarter and then a reduction of those deposits in the first quarter of ‘05, which exacerbates the flow from year-end ‘04 to the first quarter of ‘05. But, if you connect the dots, six months out reflect a nice sort of a steady line of growth.

Margin declined of about six basis points, and that’s a function of the flat yield curve continuing to basically offset the effects of short-term interest rate movements, coupled with just a continuing, very aggressive loan pricing environment where, you know, companies are out there fighting for the A quality credits, and we’re going to be as aggressive as we can be within our disciplined standards at A quality credits, but we’re not going to sacrifice on price for lower quality credits. But, it’s a competitive world, and we’re seeing deposit prices move slightly more aggressively in the first quarter than in the second half of 2004.

So, while there’s certainly been some noise I guess in the first quarter numbers as a result of having First Federal in there for the full year, a couple of conclusions, from my point of view, is that the core value of First Federal is there. You know, I talked about seasonality of deposits before. If you look at our consumer demand deposits, which in my mind is probably the best proxy for success and retention of the First Federal base over the long run, those balances are virtually flat on the end of the fourth quarter to the end of the first quarter. And, that to me shows solid performance in terms of the overall conversion.

Loan growth, when you normalize for First Federal, is about 6% on an annualized basis. We expect that, you know, we generated about 10% loan growth last year, and we feel that over the long haul, that’s where we want to be.

Asset quality was very, very strong. Fees we thought were positive, and we feel pretty well positioned as result of that successful First Federal conversion for the rest of the year.

I believe we’ll continue to see many of the same trends that have been affecting the margin in the second quarter in terms of where interest rates are and the competitive environment that we’re in. As we look at it, we believe that there could be some slight additional deterioration there as we go forward in the short term. But, we anticipate that those factors will stabilize and create some momentum around the margin in the second half of the year.

So, those are my comments, and I’ll be happy to answer any questions that you have, and Joe is here as well.

Operator:

At this time, I would like to remind everyone if you would like to ask a question to press star, then the number one on your telephone keypad.

Your first question comes from Kevin Reevey.

Kevin Reevey:

Good afternoon.

Paul Beideman:

Hi, Kevin.

Kevin Reevey:

Congratulations on a nice quarter.

Paul Beideman:

Thank you.

Kevin Reevey:

Question, do you happen to have a breakout of what the linked quarter growth in non-interest income and non-interest expenses were ex the First Fed deal, so that we can just compare apples and apples?

Paul Beideman:

It’s difficult for us to do that now that the conversions have formally occurred. I mean, we can estimate it to some extent.

Joe Selner:

Kevin, this is Joe. Let me try to give you a shot at it. What we tried to do is just say if we had one more month in the fourth quarter of last year for those two categories, what would the increase have been? So let me just try to give you that perspective.

The non-interest income was reported up 12 million, it would be about 7 million with the impact of First Federal. And on expenses, we said they would be up 11 million and without First Federal would have been up 2 million.

So, if that helps you.

Kevin Reevey:

No, that’s helpful. And, then, with respect to the cost saves from First Federal you talk about in your press release, you expect cost saves to be realized throughout the year. The bulk of that, where would we see the bulk of those savings?

Paul Beideman:

Well, there’s several things going on. We’ve implemented some of the cost saves, in fact, before we got to the systems conversion, in a variety of areas where we could. Then, after systems conversion, so literally right now, there is the reduction of back office expenses going on since, you know, there’s no longer any need for those redundant resources. But, again, there’ll be some residual costs associated with that such as benefits and that sort of thing that won’t play through until the end of the quarter. And then there’s some branch actions now that the systems have been converted that will play out over the next, you know, three to four months.

So, when we first announced the merger, we said that we would work towards getting the run rate of those cost savings in place between now and the end of ‘05 so that it would be fully in place by the end of ‘06. Some of it has been done even in the fourth quarter of ‘04. I think we’ll start to see some movement in the numbers next quarter, but it’s not going to be off a cliff, if you will, to a whole new base. It’s going to phase itself in as we go.

Kevin Reevey:

So, would it be safe to say, it will be, we can look at it equal per quarter over the next three quarters?

Paul Beideman:

I think that’s a reasonable way to think about it. But, I would hesitate to suggest that at the margin, $30 million of expense run rate changes between the second quarter now and ‘06 because there’s lots of moving parts. As you know, we gave everybody a 3% raise on average coming into ‘05. And, we’ve changed some of our bonus plans and incentive plans to increase sales. And, we’ve invested in other things, so there’s ups and downs that are going on in the numbers all the time.

Kevin Reevey:

Great.     And then can you also talk about the First Fed acquisition in terms of how people are working together? How the First Federal employees are meshing with your employees, in order to basically, row the boat in the same direction?

Paul Beideman:

Sure.     There are several aspects to that and I’ll try and be brief on it, but they bring a very strong retail culture to the bank. And, I think it meshes very nicely with what we’re trying to accomplish. And, as I said earlier in my comments, we’ve had lots of people back and forth between the two systems, both from a training point of view and a customer service point of view. And, I believe though, on the retail side, things are meshing together very well.

On the commercial side, it’s largely our people and our business and our approach, and, in Wealth Management that’s the case as well.

In the in-store system, we’re working with their management, the management that we’ve brought over to build, we think a more fulsome, if you will, strategy in terms of how we want to be selling in the supermarkets. But, the people that they bring to the table and their sales capability are really quite strong.

So, I don’t see really any issues from a cultural point of view among the people. There are certainly adjustments to a different set of operating systems. So, you’ve got to learn things new and so that takes some time. And, learn a new set of products so that you can sell them effectively. So, you know, and frankly we’re still finishing up all of that.

Kevin Reevey:

Great, thank you.

Operator:

Your next question comes from Ben Crabtree.

Ben Crabtree:

Good afternoon. You had mentioned that the long growth, kind of extracting First Fed, was a little over 2%, and by looking at the breakdown, the period end stuff, it looks like, you know, that occurred in several places. But, there was a notable weakness in some other areas; particularly, I guess, home equity, which kind of caught my eye. And I guess, I’m wondering, Paul, if you think it’s likely that you can return to something approaching a 10% loan growth trend, you know, by the second half of the year? Or, is there something going on here that’s gonna cause this to be a sub-par year in loan growth?

Paul Beideman:

No, not at all. In fact, I’m glad you brought that up because that was one more piece of noise that I should have mentioned and didn’t. And, there’s a little fine print footnote in there. As a result of the systems conversion, Ben, we re-classed about $150 million out of home equity into residential mortgage. So that, 6.5% growth rate that you’re seeing there really should be a positive about that same amount.

Ben Crabtree:

Okay, Okay.

Paul Beideman:

So it’s just a function of where we thought they were when we were doing due diligence and where they really were when we finally got to the systems conversion.

Ben Crabtree:

So, the numbers you’re showing there, before that, don’t reflect that adjustment in the historical numbers?

Paul Beideman:

Correct.

Ben Crabtree:

Okay.

Paul Beideman:

The December ‘04 numbers had them in the different buckets and the March numbers have them in the correct bucket.

Ben Crabtree:

Okay.     But, in the, like, commercial real estate showed a decline, too. And, I’m just wondering if there’s some implications there that maybe there might have been some stuff at First Fed that you are not terribly comfortable with? Or, you know, is this payoffs, or what’s kind of going on here?

Paul Beideman:

We exited some First Federal credits very consciously in the commercial and commercial real estate section.

Ben Crabtree:

Okay.

Paul Beideman:

And, we’re very happy to have done that, and I think it positions us better going forward, given, you know, where we want to keep our asset quality. And, some of that occurred in the fourth quarter, some of that occurred in the first quarter. You’re right.

Ben Crabtree:

And that’s pretty well done by now, so now we’ve got a good solid base to go forward from.

Paul Beideman:

Absolutely.

Ben Crabtree:

Okay, thank you.

Operator:

Your next question comes from Eric Grubelich.

Eric Grubelich:

Hi, good afternoon.

Paul Beideman:

Hi, Eric.

Eric Grubelich:

A couple questions for you, just to follow up on the loan portfolio mix. You had another quarter of, well, you had a good quarter it looks like in real estate construction. Anything new you’re dong there, or was it just a good quarter?

Paul Beideman:

I think in that category we just, we’re you know, this quarter we were successful in that category. We really aren’t changing our approach to the market at all. And, you know, the period-end comparisons can be, well, you know, if the quarter ended on April the 4th instead of March the 31st, these numbers would probably look different.

The averages show about 6% growth, and you know, given the focus we had on conversion and that sort of thing, I can understand in my own mind why the growth levels in the first quarter aren’t going to be what we hope they’re going to be going forward.

You know, we fully expect that we’re going to grow in the low double digits in terms of our loan growth overall for the year. And, I’m comfortable that we’re going to see home equity growth, and some improved growth trajectories in the commercial loan categories. As Ben said, with the dust having cleared around some of the issues around exiting some of those credits and having a more stable base on which to build and then not having the diversion of the impacts of the conversion itself on people’s time.

Eric Grubelich:

Sure, that makes a lot of sense. I’ve got two more questions and these are probably for Joe.

Joe, you had, what looks like to be a pretty decent MSR recovery. What do you have left in that balance sheet account that you can recover through the rest of the year? Is there much left there?

Joe Selner:

Give me a moment.

Eric Grubelich:

Okay, and then while you’re looking at that, I’ll just mention my other…

Joe Selner:

11 million.

Eric Grubelich:

11 million, so you’ve got 11 million left, at least as it stands now, in recoverable valuation reserve?

Joe Selner:

Correct.

Eric Grubelich:

Okay.     Perfect. Just going back to the margin for a moment, you’re obviously suggesting that, you know, there’s going to be a little bit more pressure, maybe next quarter. If you looked at your margin, you’re 368 for the quarter. Where did it end up in the last month of the quarter, in March?

Paul Beideman:

There was some more erosion from the average. We saw it slightly down from that.

Eric Grubelich:

Slightly down, okay, okay. Great, thanks very much.

Operator:

Again, I would like to remind everyone, in order to ask a question, please press star, one on your telephone keypad.

Your next question comes from Marcella Martino.

Marcella Martino:

Good afternoon.

Paul Beideman:

Hi, Marcella.

Marcella Martino:

Hi.     Looking at service charges on deposits, I know we’ve heard from several banks on that, you know, pulling back a little bit. You guys got some good growth; I’m assuming some of that’s from First Federal. Can you just talk about what you’re seeing there? I know that you did mention that you did some pricing changes.

Paul Beideman:

Yeah, we made a few pricing changes. We have found some areas where we can just improve our performance, in terms of managing at the details of some of these things more effectively. Really, a major lever point for us is converting First Federal’s deposit base to our fee structure. And, there’s, you know, pick up there, and I don’t believe we’ve really, well, by definition, we haven’t recognized it all because we didn’t really begin to see the effects until March from a February conversion. And, I don’t know that we even saw the full effects in March after statements are rendered and that sort of thing. So, there’s some leverage if you will, for us given how our fees compared to theirs.

Marcella Martino:

And then, I notice that in your Trust Assets Under Management have risen nicely over the last year. Some of that’s market, but can you kind of talk a little bit about what you’ve been doing as far as your sales efforts?

Paul Beideman:

Sure.

Marcella Martino:

And, do you expect those to continue?

Paul Beideman:

Well, first of all, we’ve made a lot of, a significant investment in people. And we’ve brought in, both in our brokerage side of the world and in our asset management side of the world, some new people. And, we’ve been investing just recently in additional sales capacity around our now enhanced distribution system in markets such as Madison and Minneapolis, and the like.

And, we are setting much more aggressive performance standards, creating overt revenue generation cross-sell goals between our commercial bankers and our Wealth Management sales force. So, it’s not a matter of, gee I hit my referral target; every business banker in the system has goals for revenue creation. So, it’s got to be closed business in the Wealth Management from the contacts that they have. So, it’s a combination of those kinds of things.

Marcella Martino:

Great.

Joe Selner:

Marcella, the absolute numbers of assets under management went up from 4.56 billion to 4.68 billion. So, we did have a nice increase, and that’s both market and sales effort as Paul has indicated.

Paul Beideman:

You know, at the margin, that’s an important strategic initiative for us. But we think that, you know, it’s not going to be a straight line, but we think that there’s going to be a steady positive focus there in terms of generating additional revenue, all things being equal in the market, as these sales initiatives continue to mature.

Marcella Martino:

Great.     And, then, just turning a moment to the competitive nature in commercial, in the pricing front, I know you’ve mentioned this before. Is there anyone out there that’s being overly aggressive or is it just...

Paul Beideman:

Who’s not?

Marcella Martino:

Yeah.

Paul Beideman:

No, I guess overly is the key word. I think that, you know, there’s a premium for quality credit. And, in this environment right now it’s very intense.

Marcella Martino:

Okay. Great, thanks a lot guys.

Operator:

Your next question comes from Scott Siefers.

Scott Siefers:

Good afternoon, guys.

Paul Beideman:

Hi, Scott.

Scott Siefers:

This question’s on credit. I mean, your charge offs have come from, you know, they started out at a pretty low level, then if you look over the last three quarters, you know, have gone, you know, even much lower than that. I’m just wondering how you’re thinking about that dynamic. Do you see anything on the horizon, or anything that would lead you to believe that these kinds of levels aren’t sustainable? Or, how would you recommend we think about sort of a normalized level for you guys?

Paul Beideman:

We can always get surprised. In the very short run, we think it’s going to remain quite strong. Certainly, I wouldn’t think about it at these kinds of levels over the intermediate or long term. But, you know, we’d like to think about ourselves over the long run at 20 basis points or below. Right now, we’re just in rock solid shape because of a whole variety of factors. I mean, we try hard to be very disciplined underwriters and issuers of credit, so maybe our growth rates are always going to be a little lower than some others.

And, I think the history of Associated is that even though, you know, we’ll have some problem credits like everybody does, we do a very good job of working ‘em out. And, we’re hopeful that over the long run, as a result of that, we can keep our charge-off levels lower than our peers on a sustained basis.

Joe Selner:

Scott, we don’t like talking about ‘em, because we might jinx it.

Scott Siefers:

Okay, fair enough. Thank you very much.

Operator:

Your next question comes from Mike Plodwick.

Mike Plodwick:

Good afternoon, guys.

Paul Beideman:

Hi.

Mike Plodwick:

I’m just curious if you’re seeing any variations in loan demand amongst your various markets.

Paul Beideman:

I think it’s much stronger in Milwaukee, Madison, and Minneapolis, and we’re seeing growth trends picking up there. I think in some of our traditional, more meat and potatoes markets like Green Bay and like that, it’s sort of just steady, and has been steady for some time. Markets like Chicago for us, where we’re more of a private bank and a middle market bank, we see great demand for what I’ll call the lower end of our corporate lending businesses.

Mike Plodwick:

Okay. Thank you.

Paul Beideman:

It really is different place to play.

Operator:

Your next question comes from Brad Ness.

Brad Ness:

Hey, how you guys doing?

Paul Beideman:

Good.

Brad Ness:

A few questions here. Point of clarification with the, I believe the statement with the loan growth being 6% on an annualized basis without the First Fed acquisition, or when that’s normalized. Is that, do you get to that number when you say that you let some of those loans, commercial real estate loans, roll off the books? Is that how you get that 6% number?

Paul Beideman:

That number includes the effect of that. What we tried to do there was sort of balance out the effect of First Federal to the extent that we could.

Joe Selner:

Brad, what we did is, we tried to take the loans we purchased on the acquisition date and take one month’s worth of that average and add it to the fourth quarter average, and compare those two averages. That’s what we did. So, it really wasn’t real sophisticated, but we think that’s representative of what the last quarter would look like, the fourth quarter would have looked like, if they had been there for the full quarter. So, we think that’s a reasonable way to approach it, and as Paul said, with that, everything that happened at First Federal or Associated is in that 6% number.

Paul Beideman:

And there was run off in both quarters. So, maybe it’s sort of neutral.

Joe Selner:

Yeah.

Brad Ness:

Okay.     And can you guys quantify the mortgage servicing right recovery that you took in the quarter?

Paul Beideman:

Four million.

Brad Ness:

Was that four million?

Paul Beideman:

Right.

Brad Ness:

Okay.     And lastly here, with the merger, accountants use a lot of the comparisons. Are there any other trends, whether positive or negative, that you’ve noticed that maybe we should be aware of?

Joe Selner:

I think we tried our best to describe it in the press release and Paul’s comments. No, I don’t think there is anything else that I can think of that we can share with you.

Paul Beideman:

No, those are I think the important ones.

Brad Ness:

Appreciate it, guys.

Paul Beideman:

Sure.

Operator:

Your next question comes from Peyton Green.

Peyton Green:

Hi, good afternoon.

Joe Selner:

Hi, Peyton.

Peyton Green:

Couple questions. One, what was the duration of the investment portfolio and then do you have any idea what the sensitivity would be up 200 or down 100?

Joe Selner:

The duration last quarter is about 2, it’s about 2.4 this quarter. What would be the extension risk if we went up 200? I don’t have an exact number but, it’s not double. It’s something less than double. I think the number would be something around four years, if I remember the analysis we did.

Peyton Green:

Okay, and then any idea if rates came in, how much cash flow you’d get off of it? Or what the duration would do rather?

Joe Selner:

It would shorten some, but not a lot. It would go at...

Peyton Green:

Okay.

Joe Selner:

I think it’s around one and three quarters. I think, but again, that I’m less comfortable with because I’m worried more about the other side and I’ve been watching that number.

Peyton Green:

Sure, okay. And then, in terms of the wholesale funding, I mean, if you look at the wholesale borrowings to your total non-equity funding, it’s gone up a couple hundred basis points over the last year. I mean, what’s your all’s appetite, or capacity, or when would you say okay, we’re going to allow the securities cash flow to shrink the balance sheet? So, I guess where do you start to …?

Joe Selner:

We’re considering all those things right now, Peyton.

Peyton Green:

Okay.

Joe Selner:

I think we’re at that point. As we look at where we want to be on the curve in terms of investments and where the funding is, if we’re going to try to go out on the curve because of what’s happening in our balance sheet. There is discussion right now about allowing some of the investment portfolio just to go to cash and pay off borrowings.

Again, there isn’t a one strategy fits all. This is all a balanced approach, and we’re thinking about all of these things. And, we’ve actually started to think along those lines on a small basis.

Peyton Green:

Okay.     And then, what do you expect the securities cash flow to be this year?

Joe Selner:

I have that number in my office, but I don’t have it here. I think, again, I think its right under a billion.

Peyton Green:

Okay.

Joe Selner:

If I’m wrong, can I call you back?

Peyton Green:

Absolutely.

Joe Selner:

I think its right under a billion, but I think that’s what it is.

Peyton Green:

Okay.     And then, it seems like you all dipped your toe back in the water a little bit on buying the stock back in the quarter. What’s your appetite going forward?

Joe Selner:

Well, again, we’ve been trying to buy to offset the option exercises that have been occurring. Clearly because of State Financial, we’re going to have a problem buying back. Because once we issue the S-4 for them, the proxy, we’re going to end up having it not being able to buy. So, we’re going to be a little bit constrained. Our policy has been, or our practice, not our policy — our practice has been to try to cover the option exercises. So, we might be a little bit restricted in the next couple quarters.

Peyton Green:

Okay.     And then, what is the timeline now for State Financial that you expect?

Joe Selner:

We’re working on the applications as we speak. Obviously, we’ve got to get through the quarter because those will be the base. And as quickly as we can get ‘em filed and get regulatory approvals, so again, we had said late summer and I think that’s still our timeline.

Paul Beideman:

And we would like to get the systems converted before the end of the year.

Peyton Green:

Okay.     Okay, great. Thank you very much.

Operator:

Our next question comes from Terry McEvoy.

Terry McEvoy:

Good afternoon.

Paul Beideman:

Hi, Terry.

Terry McEvoy:

Quick question, I believe you acquired about 50 branch, supermarket branches, in the First Federal acquisition. And could you just comment on the performance so far versus expectations with regards to those branches?

Paul Beideman:

It’s probably too early to make some conclusions because we’ve been so focused on converting them. And the systems conversion really does take a lot, you know, both before and after, it takes a lot of internal effort just to make sure that everything’s working the way it’s supposed to.

I think there is really significant potential to increase the sales trajectory of core demand deposits and core consumer loan products from that source. And, as I mentioned earlier, we’re doing some things to look at what we need to do to help from a training and marketing point of view to increase the trajectory of sales from that business. You know, in a traditional store, 98% of the people you’re talking to are your existing customers.

In an in-store, 90 plus percent of the people you’re talking to are not your customers. And it’s a whole different sales process and sales opportunity. And First Federal was pretty good at it, but they were more focused on certificate and money market kinds of sales products, interest bearing deposits. And, I think there’s a big opportunity for demand deposits and consumer loans over the intermediate run.

Terry McEvoy:

There’s one or two pennies of expenses associated with integration and conversion activity. Is that in line with expectations and should we expect any more in Q2.

Paul Beideman:

There could be some small amounts in Q2, but I don’t think anything of that size.

Terry McEvoy:

Thank you.

Operator:

Your next question comes from Dan Hassan.

Dan Hassan:

Good afternoon, gentlemen.

Paul Beideman:

Hi.

Dan Hassan:

Can you, just a couple of modeling, like housekeeping questions? Did the Pulse transaction, the $4 million gain that shows up as, in other non-interest income, so that accounts for the difference, the $4 million dollar gain quarter over quarter?

Paul Beideman:

Correct.

Dan Hassan:

You talked about retail commissions and there was some talk in there that it was up two million bucks, and there was some talk that part of that might have been seasonal. I was wondering if you can help me out on sort of thinking about a run rate on that line. So, stripping out the seasonality, it wasn’t clear that the entire $2 million gain was seasonal.

Paul Beideman:

Well, no, I wouldn’t say that it is. We have been experiencing some fairly consistent growth in that category. And, it’s coming from a couple of sources. One, the insurance businesses that we’ve purchased over the last year and a half and that sort of gets normalized now as we go through the second quarter. So, you’re not going to see things that weren’t in the first quarter last year that are in the first quarter of this year.

But, really the big lift in that category going forward, and that’s been a contributor over the last several quarters, is the enhanced selling effectiveness within our brokerage organization and the licensed branch employees in the branch system in terms of fixed annuities. And, our expectations are that we can generate double-digit percentage growth in those categories year over year for some time. And again, not a straight line, but our expectations are to continue to treat these areas sort of, the margin, as growth businesses. And that we’ve got the potential, as we keep investing in it and improving our selling effectiveness, to generate that kind of lift.

Dan Hassan:

Is 14.7 kind of the right base to use going forward then?

Paul Beideman:

It has in it maybe half a million or so of some one-time things in the insurance business that occur each year in the first quarter. So, it’s probably a little lower in that in terms of a base, but, generally, yeah. So, maybe it’s 14 instead 14.7.

Dan Hassan:

Okay, great. And then can you remind us, just two more quick ones. Can you remind us, getting back to the cost saves for the remainder of the year, what’s the total target number for the rest of the year? And, I didn’t quite hear, did you say that you can kind of think about it spread evenly through the remaining three quarters? Or, you know, if you could just clarify a little bit please.

Joe Selner:

Let me try in this fashion. We had said when we announced the First Federal deal that we would get $30 million in cost saves from their projected expenses in 2005. And again, so that was in early 2004 when we started that exercise.

So, as Paul said, some of those cost saves actually occurred because part of their expense run rate would include additions to staff, new initiatives they were doing. So, some of those occurred even before we closed. Then, we also said that during 2005, because the conversions were going to be delayed, that we expected $18 million of actual cost saves this year. So, we were going to get 60% of them. So, again, as we look at this process, we’re saying all of that’s occurring, and we are getting these savings. And that we’re trying to make sure you don’t think that all of a sudden we’re going to see this great drop in expenses because we got t’em integrated. We’re going to be getting these benefits, but it’s going to be gradual now as we go forward, because some of these have already been gotten last year, so we got, some occurred because they didn’t spend the money, and some of it’s occurring this year.

And, then, next year …

Dan Hassan:

Is the $18 million, however, just to clarify, is the $18 million, some of that, is that as of, you know, should I think about that as of Q1 going out the next three quarters? Or is some of the 18 million already been realized in Q1?

Joe Selner:

Some of it has, but the majority of it’s in the second, after the conversion obviously. Because that’s where most of the cost saves were going to be, but some folks from First Federal actually left late fourth quarter, you know, end of the year kind of time, some folks early in January. But, most of it’s coming beyond that, yes.

Dan Hassan:

Got it. Okay, last question, just real quick on the net interest margin. If you could just clarify as well? I think your comments were to expect that kind of, you know, five to seven basis points compression in Q2. I think you just said, you know, similar to what we saw in Q1 and then stabilizing in the second half. Is that, did I hear that correctly?

Paul Beideman:

I don’t think I said five to seven. I think that there’s the opportunity for some deterioration. You know, you tell me where the interest rate curve’s going to be, and we could be a little more precise. But, I think there’s still room for some deterioration in the margin through the second quarter. And then we anticipate, again based on what we think interest rates are going to look like, that it’s going to stabilize and start to increase slightly as we go through the rest of the year.

Joe Selner:

But I guess, I would suggest that if you wanted to put a number on it, those are as good as any number we could give you.

Dan Hassan:

And the thing that gives you confidence about the second half of the year, is that based on the forward curve, or is that based on a forecast of the Fed?

Paul Beideman:

It’s based on a whole combination of things. For example, the, you know, refunds recover and start to grow. And so that has a major effect on the margin. How we anticipate our loan growth coming on and the spreads at which it comes on. And then, yes, interest rate forecast certainly has to play a role in that as well.

Dan Hassan:

Thank you very much. I appreciate it, nice quarter.

Operator:

You have a follow up question from Eric Grubelich.

Eric Grubelich:

Paul or Joe, can you just give us a little bit of color in some of your main markets, maybe Milwaukee, Madison, Green Bay. The deposit competition, where is it worse? CDs, special CDs, core deposits, what do you make of that?

Paul Beideman:

We’re seeing interest rates move now at rates that are greater than they did in the third and fourth quarter of last year. And a lot of the, I think a lot of the stability across the industry, that we saw in margins last year was a reflection of a very competitive lending environment that was being offset by the fact that institutions were able to hold deposit rates.

Now you’ve got the same lending environment, but you don’t have the same luxury of being able to hold deposit rates because of competition. So, yeah, in certificate areas, in certain premium priced promotions around money market accounts and the like, you’re seeing a lot more competition now than maybe six months ago. So, in those categories it’s gotten more aggressive.

You know, we continue to compete there and will do so. But, we wanted to make sure that we’re focusing on those areas of demand deposit growth, too, that we’ve been talking about, where we on a relative basis have had an opportunity, I think to work on improving our performance in terms of relative sales and that sort of thing. So, we’re going to focus really hard on those demand deposit categories, but, you know, certainly going to compete in the interest-bearing deposit categories, which are important to us as well.

Eric Grubelich:

Okay, thanks very much.

Operator:

Your next question comes from Mark Kehoe.

Mark Kehoe:

Hi, good afternoon everyone. In terms of just, I’m wondering if you could give me the percentage of your loan book that is linked to the prime rate?

Paul Beideman:

Yeah, prime rate, just a minute.

Joe Selner:

The prime rate, about 30%.

Mark Kehoe:

How much is fluctuating?

Joe Selner:

Upper 60‘s is the floating rate. But the prime per se, because a lot of it’s tied to Libor and other indices. But 67, 68% is floating.

Mark Kehoe:

Great, thank you.

Operator:

Your next question comes from Peyton Green.

Peyton Green:

Hi, just a follow up on the credit side. You all historically have had very low charge offs through the cycle and they did increase a bit over the last couple years and have come back down over the last year. But, what does the watch list tell you in terms of your comfort going forward? Thanks.

Paul Beideman:

Going forward, over the short term, the watch list, the performance in our non-performers and that sort of thing, tell us to feel pretty good about where we are. Again, you can always get surprised. But, you know, I think we’ve been able to successfully work through several large credits that we’ve been working for some time. And, much of the issues now that we’re focusing on are down into the smaller credits, which is really a great luxury. And, it’s a place that locally we can work those credits pretty aggressively. So, in the short run, looking at where we are, our trends continue to get a little stronger it seems each quarter, with fewer problem credits to work with, and the trends are holding in there pretty stable.

Peyton Green:

Okay, so I mean, it’s not unreasonable to think that charge offs can be in the 10 to 15 basis point range.

Paul Beideman:

We’d sure like to think that that’s possible.

Peyton Green:

Okay. Great, thanks.

Joe Selner:

Peyton?

Peyton Green:

Yeah?

Joe Selner:

I was able to step out of the room and call Lloyd Francis, our Treasurer. And, my cash flow number for the investment portfolio was a little light. He said it’s closer to a billion and a half.

Peyton Green:

Wow, okay.

Joe Selner:

For this year and he confirmed my duration of one and three quarter year on the down side. So, just to clarify those two points.

Peyton Green:

Okay, thank you very much.

Operator:

You have a follow up question from Kevin Reevey.

Kevin Reevey:

Joe, is it possible you could break out the $3 million non-recurring expenses related to the First Fed integration? Is the bulk of that mainly in other operating expenses?

Joe Selner:

Yes.

Paul Beideman:

It’s really spread, Kevin, its spread over in small increments, a large number of expense categories. I mean its data processing, its supplies, its, you know, stay bonuses …

Joe Selner:

It’s a variety of little things like that.

Kevin Reevey:

So, it’s basically immaterial in the other categories but the bulk being in other operating expenses?

Joe Selner:

Correct.

Kevin Reevey:

Great, thank you.

Operator:

At this time, there are no further questions. Are there any closing remarks?

Paul Beideman:

No.     Thank you all for participating.

Operator:

This concludes today's conference call. You may now disconnect.

END